PEBBLE PARTNERSHIP RELEASES ENVIRONMENTAL BASELINE DOCUMENT

February 15, 2012, Vancouver, BC -- Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE Amex: NAK) announces that the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") has released its Environmental Baseline Document (EBD) for the Pebble Project, characterizing existing physical, biological and social conditions in the project area, in anticipation of initiating project permitting

The Pebble Partnership has spent seven years and US$150 million compiling the EBD, which contains more than 27,000 pages of scientific data and analyses characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence. The EBD is based primarily on research collected between 2004 and 2008, although baseline data collecting and monitoring of these environments continues today.

“The release of the EBD comes after one of the most exhaustive environmental study programs in the history of US mineral development,” said Northern Dynasty President & CEO Ron Thiessen. “This massive investment in scientific research not only reflects PLP’s commitment to protect fish, water and other environmental values when developing the Pebble Project; it also represents a significant asset to the Pebble Partnership as it prepares to initiate permitting under the National Environmental Policy Act (NEPA).”

Thiessen said the data and analyses presented in the EBD will provide critical information to its mine planners and engineers as PLP advances a program to design and permit an environmentally sound, socially responsible and financially robust project at Pebble. The Pebble Partnership is currently working to complete a Prefeasibility Study and initiate project permitting for the Pebble Project.

Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents.

Traditionally, the compilation of environmental studies undertaken in support of mine development in the United States is presented to regulatory agencies as part of a broader permitting package, which includes a Project Description. Given the importance of the Pebble Project, PLP made the decision to share its EBD with project stakeholders upon completion, in advance of project permitting.

Recognizing the vast amount of complex technical and scientific information contained in the EBD, the Pebble Partnership is working with the Keystone Center to undertake an independent science panel process to review the baseline information gathered and to help stakeholders understand the scope of the studies. The Keystone Center will announce its schedule for independent science panel events planned for 2012 in the near future.

“The Pebble EBD is a tremendous body of work for project stakeholders and all Alaskans interested in gaining a greater understanding of the natural, socioeconomic and cultural environment in southwest Alaska,” Thiessen said. “The findings are also critical to our ongoing efforts to define a responsible mine plan at Pebble that provides significant benefits to the region, to the state and the country as a whole, while protecting fish, water and other important natural resources.”

The Pebble Partnership and many of the consultants who contributed to the EBD presented summaries of their work to state and federal agencies this month in Anchorage. Copies of the consultants’ presentations are available along with the complete Pebble EBD at www.pebbleresearch.com.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated through two public land use planning exercises for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty

Northern Dynasty Minerals Ltd. is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in 650 square miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Copper-Gold-Molybdenum Project. The Pebble Project is an advanced-stage initiative to develop one of the most important mineral resources in the world.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

“This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.”